Exhibit 99.2

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Years ended February 28, 2014 and 2013

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INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 28, 2014 and 2013, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 28, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

May 21, 2014
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements

Years ended February 28, 2014 and 2013

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Financial Position

February 28, 2014 and 2013

	February 28,	February 28,
	2014	2013

Assets

Current assets:
Cash	$6,522,366	$14,902,459
Short-term investments (note 21)	23,025,951	13,720,719
Trade and other receivables (note 4)	16,939,211	9,590,945
Tax credits receivable (note 5)	2,031,729	442,221
Prepaid expenses	1,196,113	139,656
Inventories (note 6)	13,596,775	11,709,613
	63,312,145	50,505,613

Property, plant and equipment (note 7)	37,034,030	15,476,660
Intangible assets (note 8)	1,878,270	1,510,528

Total assets	$102,224,445	$67,492,801

Liabilities and Equity

Current liabilities:
Loans and borrowings (note 9)	$18,048	$5,060
Trade and other payables (note 10)	14,840,775	7,985,215
Advance payments (note 11)	900,282	849,659
	15,759,105	8,839,934

Deferred lease inducements (note 12)	509,470	48,854
Loans and borrowings (note 9)	10,081,195	1,865,981
Derivative warrant liability (note 14 (a))	10,821,413	–
Total liabilities	37,171,183	10,754,769

Equity:
Share capital (note 13 (a))	88,745,590	83,561,499
Warrants (note 13 (c))	464,800	–
Contributed surplus	23,386,025	17,736,472
Deficit	(62,097,779)	(45,457,773)
Total equity attributable to equity holders of the Corporation	50,498,636	55,840,198

Non-controlling interest (note 14)	6,980,958	(3,396,506)
Subsidiary warrants and options (note 14)	7,573,668	4,294,340
Total equity attributable to non-controlling interest	14,554,626	897,834

Total equity	65,053,262	56,738,032

Commitments and contingencies (note 23)
Subsequent events (note 28)

Total liabilities and equity	$102,224,445	$67,492,801

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Valier Boivin
Dr. Ronald Denis	Valier Boivin
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 28, 2014 and 2013

	February 28,	February 28,
	2014	2013

Revenue from sales	$19,334,719	$25,863,612
Royalty revenues	161,254	82,291
Total revenues	19,495,973	25,945,903

Cost of sales (note 6)	(16,974,231)	(15,633,097)
Gross profit	2,521,742	10,312,806

Other income - from royalty settlement	5,499,000	–
Other income - insurance recoveries (note 15)	11,554,267	6,000,000
Selling expenses	(2,491,379)	(2,463,886)
General and administrative expenses	(29,507,841)	(15,686,828)
Research and development expenses, net of tax credits of $382,561 (2013 - $498,197)	(8,143,608)	(7,633,045)
Plant explosion (note 15)	(1,347,799)	(10,091,223)
Results from operating activities	(21,915,618)	(19,562,176)

Finance income (note 17)	100,862	149,150
Finance costs (note 17)	(1,696,498)	(400,211)
Foreign exchange gain	1,273,782	850,771
Net finance (costs) income	(321,854)	599,710

Loss before income taxes	(22,237,472)	(18,962,466)

Income taxes - deferred tax (note 19)	–	(1,000,000)

Net loss and comprehensive loss	$(22,237,472)	$(19,962,466)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(16,640,006)	$(16,770,358)
Non-controlling interest	(5,597,466)	(3,192,108)

Net loss and comprehensive loss	$(22,237,472)	$(19,962,466)

Basic and diluted loss per share (note 20)	$(0.27)	$(0.31)

Basic and diluted weighted average number of common shares	60,820,080	54,071,185

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity

Years ended February 28, 2014 and 2013

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2013	60,079,730	$83,561,499	$–	$17,736,472	$(45,457,773)	$55,840,198	$4,294,340	$(3,396,506)	$897,834	$56,738,032

Net loss and comprehensive loss
for the period	–	–	–	–	(16,640,006)	(16,640,006)	–	(5,597,466)	(5,597,466)	(22,237,472)
	60,079,730	83,561,499	–	17,736,472	(62,097,779)	39,200,192	4,294,340	(8,993,972)	(4,699,632)	34,500,560
Transactions with owners,
recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 18)	–	–	–	7,091,604	–	7,091,604	4,346,056	–	4,346,056	11,437,660
Share-based payment transactions
with a consultant (note 18 (c))	275,163	885,204	–	335,722	–	1,220,926	–	–	–	1,220,926
Share options exercised (note 18 (a))	1,098,500	2,886,785	–	(828,035)	–	2,058,750	–	–	–	2,058,750
RSUs released (note 18 (b))	425,332	1,412,102	–	(1,412,102)	–	–	–	–	–	–
IQ financing (note 13 (c))	–	–	464,800	–	–	464,800	–	–	–	464,800
Total contributions by and distribution to owners	1,798,995	5,184,091	464,800	5,187,189	–	10,836,080	4,346,056	–	4,346,056	15,182,136

Changes in ownership interests in subsidiaries
that do not result in a loss of control
Exercise of Acasti warrants and
options by third parties (note 14 (a)(i))	–	–	–	895,065	–	895,065	(297,823)	782,710	484,887	1,379,952
Exercice of Acasti series 4 warrants owned
by Neptune (note 14 (a)(ii))	–	–	–	9,770	–	9,770	–	(9,770)	(9,770)	–
Subsidiary shares issued for
royalties prepayment (note 14 (a)(iii))	–	–	–	(5,932,370)	–	(5,932,370)	–	5,903,370	5,903,370	(29,000)
Acasti public offering (note 14 (a)(iv))	–	–	–	3,684,713	–	3,684,713	–	8,266,839	8,266,839	11,951,552
Acasti RSUs released (note 14 (a)(v))	–	–	–	709,914	–	709,914	(749,230)	39,316	(709,914)	–
Acasti private placement (note 14 (a)(vi))	–	–	–	780,149	–	780,149	–	1,287,456	1,287,456	2,067,605
Exercise of NeuroBioPharm warrants and
options by third parties (note 14 (b)(i))	–	–	–	991	–	991	–	(534)	(534)	457
NeuroBioPharm SBAs released (note 14 (b)(ii))	–	–	–	314,132	–	314,132	(19,675)	(294,457)	(314,132)	–
Total changes in ownership interest in subsidiaries	–	–	–	462,364	–	462,364	(1,066,728)	15,974,930	14,908,202	15,370,566

Total transactions with owners	1,798,995	5,184,091	464,800	5,649,553	–	11,298,444	3,279,328	15,974,930	19,254,258	30,552,702

Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity, Continued

Years ended February 28, 2014 and 2013

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary		Non-
	Share capital			Contributed			warrants		controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options		interest	Total	equity

Balance, February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653		$3,178,566	$4,855,219	$32,624,002

Net loss and comprehensive loss
for the period	–	–	–	–	(16,770,358)	(16,770,358)	–		(3,192,108)	(3,192,108)	(19,962,466)
	49,688,843	45,841,986	743,195	13,156,913	(48,743,669)	10,998,425	1,676,653		(13,542)	1,663,111	12,661,536

Transactions with owners,
recorded directly in equity
Contributions by and distribution to owners
Public offering (note 13 (b))	8,307,762	30,004,850	–	–	–	30,004,850	–		–	–	30,004,850
Warrants exercised (note 13 (c))	1,424,043	5,397,749	(743,195)	–	–	4,654,554	–		–	–	4,654,554
Share-based payment transactions (note 18)	–	–	–	5,093,823 *	–	5,093,823 *	2,617,687	*	–	2,617,687 *	7,711,510
Share options exercised (note 18 (a))	659,082	2,316,914	–	(764,419)	–	1,552,495	–		–	–	1,552,495
Distribution of subsidiary shares and options
by way of dividend-in-kind (note 14 (b)(i))	–	–	–	204,238	3,285,896	3,490,134	–		(3,509,465)	(3,509,465)	(19,331)
Total contributions by and distribution to owners	10,390,887	37,719,513	(743,195)	4,533,642	3,285,896	44,795,856	2,617,687		(3,509,465)	(891,778)	43,904,078

Changes in ownership interests in subsidiaries that
do not result in a loss of control
Exercise of subsidiaries warrants and options
by third parties (note 14)	–	–	–	114,602	–	114,602	–		133,504	133,504	248,106
Acquisition of subsidiary shares
on the market (note 14 (a)(vii))	–	–	–	(68,685)	–	(68,685)	–		(7,003)	(7,003)	(75,688)
Total changes in ownership interest in subsidiaries	–	–	–	45,917	–	45,917	–		126,501	126,501	172,418

Total transactions with owners	10,390,887	37,719,513	(743,195)	4,579,559	3,285,896	44,841,773	2,617,687		(3,382,964)	(765,277)	44,076,496

Balance at February 28, 2013	60,079,730	$83,561,499	$–	$17,736,472	$(45,457,773)	$55,840,198	$4,294,340		$(3,396,506)	$897,834	$56,738,032

*During the year ended February 28, 2014, the Corporation revised the comparative 2013 amounts to reflect an immaterial correction by reducing Contributed surplus and increasing Subsidiary warrants and options, in the amount of $406,677.

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows

Years ended February 28, 2014 and 2013

	February 28,	February 28,
	2014	2013

Cash flows used in operating activities:
Net loss for the period	$(22,237,472)	$(19,962,466)
Adjustments:
Depreciation of property, plant and equipment	286,841	573,812
Amortization of intangible assets	66,101	39,385
Impairment loss related to property, plant and equipment destroyed during the plant explosion	1,253,188	6,395,595
Impairment loss related to inventories destroyed	–	2,257,565
Impairment loss related to intangible assets	–	156,333
Disposal of property, plant and equipment	48,294	31,728
Stock-based compensation	12,658,586	7,711,510
Amortization of deferred lease inducements	(50,313)	(2,124)
Net finance costs (income)	321,854	(599,710)
Other finance costs paid	(79,899)	–
Realized foreign exchange gain	327,471	372,478
Deferred income tax	–	1,000,000
Investment tax credits receivable	–	1,200,000
	(7,405,349)	(825,894)
Changes in non-cash operating working capital items:
Trade and other receivables	(9,912,364)	1,473,706
Tax credits receivable	98,416	773,303
Prepaid expenses	(1,056,457)	290,712
Inventories	(1,887,162)	(7,134,268)
Trade and other payables	1,463,504	3,584,287
Advance payments	(25,195)	25,195
Deferred lease inducements	510,929	50,978
	(18,213,678)	(1,761,981)
Cash flows used in investing activities:
Interest received	211,467	32,951
Acquisition of property, plant and equipment	(16,502,632)	(19,035,820)
Acquisition of intangible assets	(391,901)	(376,128)
Maturity of short-term investments	18,375,096	6,106,790
Acquisition of short-term investments	(27,683,133)	(7,000,000)
	(25,991,103)	(20,272,207)
Cash flows from financing activities:
Proceed from IQ financing (net of financing fees)	8,408,256	3,037,393
Repayment of loans and borrowings	(22,265)	(5,773,716)
Proceeds from exercise of subsidiary warrants and options (note 14)	1,380,409	248,106
Net proceeds from subsidiary public offering (note 14 (a)(iv))	21,164,508	–
Net proceeds from subsidiary private placement (note 14 (a)(vi))	2,067,605	–
Proceeds from exercise of warrants	–	3,840,931
Net acquisition of subsidiary shares	–	(75,688)
Net proceeds from public offering	–	30,004,850
Subsidiary share issue costs (note 14 (a)(iii))	(29,000)	–
Non-resident taxes paid on dividend	–	(19,331)
Proceeds from exercise of options	2,058,750	1,552,495
Interest paid	(117,904)	(133,212)
	34,910,359	32,681,828
Foreign exchange gain on cash held in foreign currencies	914,329	489,554
Net (decrease) increase in cash	(8,380,093)	11,137,194
Cash, beginning of year	14,902,459	3,765,265
Cash, end of year	$6,522,366	$14,902,459

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$6,275,061	$924,947
Intangible assets included in accounts payable and accrued liabilities	59,425	17,483
Acquired property, plant and equipment by way of a capital lease	126,632	–
Ascribed value to share capital on exercise of private placement warrants	–	813,623
Grant receivable applied against property, plant and equipment	25,199	3,567,683
Derecognition of grant receivable applied against property, plant and equipment (note 4 (a))	2,589,297	–
Tax credit receivable applied against property, plant and equipment	1,687,924	–
Interest capitalized	290,141	–

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") (collectively referred to as the "group"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on May 21, 2014.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured at fair value at date of grant pursuant to IFRS 2; and

•	Derivative warrant liabilities which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgment in evaluating whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies (see note 15);

•
Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (see note 23);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 14 (a)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Assessing the criteria for recognition of tax assets and investment tax credits (notes 5 and 19);

•	Measurement of derivative warrant liabilities (note 14) and stock-based compensation (note 18); and

•	Collectability of trade receivable (note 21 (a)).

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Subsidiary options:

Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options and rights issued by the Corporation over the subsidiary’s equity instruments. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(a)	Basis of consolidation (continued):

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The value of consideration paid includes the cost of any subsidiary option exercised as part of the operation.

Subsidiary options that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.

Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation’s shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.

(b)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets:  cash, short-term investments and receivables.

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv)	Compound financial instrument:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized in equity.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method.  The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 4 years

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(d)	Property, plant and equipment (continued):

(iii)	Depreciation (continued):

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(e)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licences have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Period

Patents	20 years
Capitalized development costs	5 years

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(f)	Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset.  The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any.  A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

(g)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(g)	Impairment (continued):

(ii)	Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(i)	Revenue (continued):

(ii)	Research services (continued):

(b)	Milestone payments:

Milestone payments based on research or product development, for which the Corporation has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and it is probable that economic benefits will flow to the Corporation. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated statements of financial position.

(iii)	Royalty revenues:

Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

(j)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(m)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(m)	Employee benefits (continued):

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary warrants and options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(n)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative warrant liabilities and financing costs allocated to the derivative warrant liabilities, impairment losses recognized on financial assets and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(o)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation’s headquarters), head office expenses, and income tax assets and liabilities.

(r)	New standards and interpretations adopted in 2014:

(i)	Consolidated financial statements:

IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. Upon adoption, this new standard did not have a material impact on the financial statements of the Corporation.

(ii)	Disclosure of interests in other entities:

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvements that expose an entity to a variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. This new standard did not impact the recognition and measurement in the financial statements, however additional disclosures are provided.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

3.	Significant accounting policies (continued):

(r)	New standards and interpretations adopted in 2014 (continued):

(iii)	Fair value:

IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 requires additional information to be presented in financial statements. This new standard did not have a material impact on the financial statements of the Corporation.

(s)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009.  It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

4.	Trade and other receivables:

	February 28, 2014	February 28, 2013

Trade receivables	$4,930,914	$5,539,732
Sales taxes receivable	2,772,936	315,517
Government grant receivable (a)	–	2,744,500
Accrued and other receivables (b)	9,235,361	991,196
	$16,939,211	$9,590,945

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in note 21.

(a)
In 2012, the Corporation entered into an agreement to receive a financial contribution under a government grant program for the Sherbrooke plant expansion (note 23 (b) (ii)). The total financial contribution to be received over the construction period to 2014 was $3,000,000, of which $2,636,501 was receivable at February 28, 2013.

On October 11, 2013, the Corporation received a loan offer of $12.5 million from Investissement Québec that replaced the financial contribution previously recorded (note 9). The grant receivable was replaced by the loan offer and consequently, the amount receivable was reversed during the current year. Of this amount, $2,589,297 originally recognized as a reduction of property, plant and equipment was recognized as an increase in property, plant and equipment in 2014.

(b)	Includes an amount of $5,593,442 of insurance recoveries receivable (note 15) that was received after February 28, 2014.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

5.	Tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unused federal tax credits may be used to reduce future federal income taxes payable and expire as follows:

2022	$119,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	151,000
2030	358,000
2031	315,000
2032	588,000
2033	572,000
2034	553,000
$3,302,000

Unused federal tax credits by segment:

Nutraceutical	$1,770,000
Cardiovascular and neurological	1,532,000
$3,302,000

During the year ended February 28, 2013, as a result of the plant explosion, the Corporation reassessed the recoverability of the long-term investment tax credit recoverable recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of this asset was no longer met and derecognized the long-term investment tax credit recoverable in the amount of $1,200,000 at February 28, 2013. The realization of this asset will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

6.	Inventories:

	February 28, 2014	February 28, 2013

Raw materials	$11,059,602	$7,492,442
Work in progress	292,382	183,495
Finished goods	1,970,393	3,860,065
Spare parts	274,398	173,611
	$13,596,775	$11,709,613

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

6.	Inventories (continued):

For the year ended February 28, 2014, the cost of sales of $16,974,231 (2013 - $15,633,097) was comprised of inventory costs of $16,470,874 (2013 - $15,373,016) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $359,566 (2013 - $16,318) and other costs of $143,791 (2013 - $243,763).

7.	Property, plant and equipment:

		Building	Laboratory	Furniture
		and building	and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at February 29, 2012	$40,540	$5,847,896	$7,314,918	$357,954	$340,253	$13,901,561
Additions	188,090	10,601,884	3,890,889	190,191	54,615	14,925,669
Disposals	–	–	–	(94,383)	(22,459)	(116,842)
Impairment loss	–	(5,737,243)	(6,787,167)	(121,631)	(197,586)	(12,843,627)
Balance at February 28, 2013	228,630	10,712,537	4,418,640	332,131	174,823	15,866,761

Additions	–	8,206,219	14,743,864	142,948	52,662	23,145,693
Disposals	–	–	(115,563)	–	–	(115,563)
Assets fully amortized	–	–	–	(4,152)	(9,339)	(13,491)
Impairment loss	–	(608,324)	(644,864)	–	–	(1,253,188)
Balance at February 28, 2014	$228,630	$18,310,432	$18,402,077	$470,927	$218,146	$37,630,212

Accumulated depreciation:
Balance at February 29, 2012	–	1,007,694	4,896,761	239,154	205,826	6,349,435
Depreciation for the year	–	212,598	300,669	25,998	34,547	573,812
Disposals	–	–	–	(66,931)	(18,183)	(85,114)
Impairment loss	–	(1,150,138)	(5,135,723)	(71,171)	(91,000)	(6,448,032)
Balance at February 28, 2013	–	70,154	61,707	127,050	131,190	390,101

Depreciation for the year	–	195,161	19,237	46,251	26,192	286,841
Disposals	–	–	(67,269)	–	–	(67,269)
Assets fully amortized	–	–	–	(4,152)	(9,339)	(13,491)
Balance at February 28, 2014	$–	$265,315	$13,675	$169,149	$148,043	$596,182

Net carrying amounts:
February 28, 2013	$228,630	$10,642,383	$4,356,933	$205,081	$43,633	$15,476,660
February 28, 2014	228,630	18,045,117	18,388,402	301,778	70,103	37,034,030

From the balance of property, plant and equipment, an amount of $35,579,406 represents assets which are not yet in service as at February 28, 2014. Additions in 2014 include interest capitalized of $290,141 and are net of tax credits and grants of $1,713,123. The reversal of the grant receivable (note 4) was recognized in additions in 2014.

See note 15, Plant explosion, for the details about the impairment loss.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

7.	Property, plant and equipment (continued):

Leased assets

The Corporation leases laboratory and plant equipment under a finance lease agreement. At February 28, 2014, the net carrying amount of this asset was $110,338 (2013 - $19,626). During the year ended February 28, 2014, the Corporation acquired $126,632 of equipment by way of capital lease.

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	February 28, 2014	February 28, 2013

Cost of sales	$–	$114,094
Research and development expenses	–	2,608
General and administrative expenses	286,841	457,110
	$286,841	$573,812

8.	Intangible assets:

		Development
	Patents	costs	Licenses	Trademarks	Total

Cost:
Balance at February 29, 2012	$806,854	$389,447	$182,334	$119,220	$1,497,855
Additions	339,195	–	–	9,311	348,506
Impairment loss	(169,957)	(50,477)	–	–	(220,434)
Balance at February 28, 2013	976,092	338,970	182,334	128,531	1,625,927

Additions	428,678	–	–	5,165	433,843
Balance at February 28, 2014	$1,404,770	$338,970	$182,334	$133,696	$2,059,770

Accumulated amortization:
Balance at February 29, 2012	140,115	–	–	–	140,115
Amortization for the year	39,385	–	–	–	39,385
Impairment loss	(64,101)	–	–	–	(64,101)
Balance at February 28, 2013	115,399	–	–	–	115,399

Amortization for the year	66,101	–	–	–	66,101
Balance at February 28, 2014	$181,500	$–	$–	$–	$181,500

Net carrying amounts:
February 28, 2013	$860,693	$338,970	$182,334	$128,531	$1,510,528
February 28, 2014	1,223,270	338,970	182,334	133,696	1,878,270

Amortization expense for the years ended February 28, 2014 and 2013 has been recorded in “general and administrative expenses” in the consolidated statements of earnings and comprehensive loss.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

9.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	February 28, 2014	February 28, 2013

Non-current loans and borrowings:
Secured loan by Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $8,533,256 was disbursed as at February 28, 2014, bearing interest at 7%, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $177,775 from December 2015 to November 2019. The amount recorded is net of related financial expenses of $125,000 (a).	$7,965,318	$–

Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 of which $3,037,393 was disbursed as at February 28, 2014, without collateral or interest, payable in monthly instalments of $50,623, from March 2016 to February 2021. The cash contribution received of $3,037,393 has been initially recorded at its estimated fair value of $1,742,326, using a discount rate of 9%.	2,038,334	1,863,523

Finance lease liabilities, interest rates of 6.25%, payable in monthly instalments of $1,959 ($457 as at February 28, 2013), maturing from October 2018 to November 2018	95,591	7,518
	10,099,243	1,871,041
Less current portion of finance lease liabilities	18,048	5,060
Non-current loans and borrowings	$10,081,195	$1,865,981

(a)
The loan has been initially recorded at its estimated fair value of $8,068,456, using a discount rate of 9%. The difference with the cash contribution received has been allocated to the warrants issued and vested to IQ concurrently with the disbursement of the loan (note 13 (c)(i)). The warrants are classified within equity.

Interest of $297,306 was recognized during the year ended February 28, 2014 on loans and borrowings, of which $290,141 was capitalized to property, plant and equipment.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 21.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

10.	Trade and other payables:

	February 28, 2014	February 28, 2013

Trade payables	$9,474,873	$4,853,790
Accrued liabilities and other payables	3,600,919	1,766,808
Payable to a corporation controlled by an officer and director (note 27)	573,589	256,734
Employee salaries and benefits payable	1,191,394	1,107,883
	$14,840,775	$7,985,215

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in note 21.

11.	Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at February 28, 2014, an amount of $900,282 is included in “advance payments” in the consolidated statements of financial position (2013 - $824,464).

12.	Deferred lease inducements:

In addition to deferred lease inducements recorded as at February 28, 2013, during the year ended February 28, 2014, the Corporation reached an agreement with its landlord for additional lease incentives amounting to $510,929, of which $459,836 was received in cash and $51,093 remains receivable. The incentives received will be recognized as a reduction of rent expense prospectively on a straight line basis over the remaining term of the lease.

13.	Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

13.	Capital and other components of equity (continued):

(b)	Issuance of common shares:

On October 2, 2012, Neptune closed a public offering issuing 8,307,762 common shares of the Corporation at a price of US$4.10 per common share, for total gross proceeds of $33,401,025 (US$30,003,800). Total issue costs related to this transaction amounted to $3,396,175.

(c)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2014 and 2013:

		February 28, 2014		February 28, 2013

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (classified as equity) (i)	511,995	$464,800	–	$–
	511,995	$464,800	–	$–

(i)
During the year ended February 28, 2014, as part of the IQ secured loan of $12.5 million (note 9), the Corporation granted warrants to purchase 750,000 common shares of the Corporation to IQ. The warrants will be exercisable at an exercise price of $3.37 until December 12, 2019. Warrants will vest on a project driven basis concurrently with each loan disbursement date prorated according to the amount disbursed by IQ. At February 28, 2014, 511,995 warrants had vested.

(ii)
During the year ended February 28, 2013, 765,709 of the 2011 Private placement - CA warrants and 658,334 of the 2011 Private placement - US warrants were exercised for a cash consideration of $3,840,931. During the year ended February 28, 2013, 22,222 of the 2011 Private placement - US warrants have expired. The CA warrants exercised were classified as equity with an initial cost of $743,195. The US warrants exercised were classified as a liability with a fair value at exercise date of $813,623.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests:

The following tables summarise the information relating to the Corporation’s subsidiaries, Acasti and NeuroBioPharm, before any intersegment eliminations. Acasti and NeuroBioPharm are domiciled in Canada.

					February 28, 2014

				Intersegment
	Acasti	NeuroBioPharm		eliminations	Total

NCI percentage	51%	25%
Vote percentage	51%	5%

Non-current assets	$19,815,145	$2,737,956
Current assets	25,816,658	982,091
Non-current liabilities	(11,181,475)	–
Current liabilities	(1,170,828)	(20,950,832	) (1)
Net assets	$33,279,500	$(17,230,785)

Carrying amount of NCI and subsidiary
warrants and options	$19,167,308	$(4,612,682)			$14,554,626

Revenue	$500,875	$–
Net loss and comprehensive loss	(11,611,649)	(2,787,627)

Net loss and comprehensive loss allocated to NCI	(5,008,024)	(664,260)		74,818	(5,597,466)

Cash flows from operating activities	$(6,804,537)	$(126,280)
Cash flows from investing activities	(19,446,278)	–
Cash flows from financing activities	24,963,007	256
Net decrease in cash	$(521,078)	$(126,024)

(1) Including $20,780,490 due to corporations within the group.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests (continued):

						February 28, 2013

					Intersegment
	Acasti		NeuroBioPharm		eliminations	Total

NCI percentage	43%		24%
Vote percentage	43%		4%

Non-current assets	$6,310,440		$3,063,256
Current assets	5,859,608		1,099,334
Non-current liabilities	–		–
Current liabilities	(2,446,372	) (1)	(19,593,616	) (2)
Net assets	$9,723,676		$(15,431,026)

Carrying amount of NCI and subsidiary
warrants and options	$4,359,638		$(3,461,804)			$897,834	(3)

Revenue	$724,196		$–
Net loss and comprehensive loss	(6,892,360)		(2,014,202)

Net loss and comprehensive loss allocated to NCI	(2,971,557)		(165,119)		(55,432)	(3,192,108)

Cash flows from operating activities	$(2,548,892)		$(8,352)
Cash flows from investing activities	1,898,710		352
Cash flows from financing activities	226,792		749
Net decrease in cash	$(393,242)		$(7,251)

(1)	Including $1,739,489 due to corporations within the group.
(2)	Including $19,325,138 due to corporations within the group.
(3)
During the year ended February 28, 2014, the Corporation revised the comparative 2013 amounts to reflect an immaterial correction by reducing Contributed surplus and increasing Subsidiary warrants and options, in the amount of $406,677.

(a)	Acasti:

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in contributed surplus.

Although the group owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the group controls the entity. Management concluded that the group has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at February 28, 2014 and 2013, Neptune owns 49.07% and 56.67%, respectively (34.34% and 46.49% on a fully diluted basis, respectively), of Acasti shares and voting rights.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests (continued):

(a)	Acasti (continued):

During the year ended February 28, 2014, the Corporation’s participation in Acasti changed as follows:

(i)
Various holders of Acasti warrants, rights to warrants and options, excluding Neptune, exercised their right to purchase Class A shares, resulting in the issuance of 2,555,100 shares by Acasti and cash proceeds in Acasti of $972,177 and additional consideration in Neptune of $407,775, for a total of $1,379,952. The impact of these warrants and options exercised on the non-controlling interest amounts to $484,887.

(ii)
Neptune exercised warrants it held to purchase Class A shares, resulting in the issuance of 3,173,750 shares by Acasti and $793,437 applied against the payable to the parent corporation in Acasti. The impact of these warrants exercised on the non-controlling interest amounts to $(9,770).

(iii)
On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with a subsidiary, Acasti, pursuant to which the subsidiary exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement. The prepayment and the issuance of the shares to the Corporation were approved by the TSX Venture Exchange and the disinterested shareholders of the subsidiary at the annual meeting of shareholders of the subsidiary held on June 27, 2013.

The value of the prepayment and royalties accrued, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounted to $15,525,000, which have been settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share. On July 12, 2013, this issuance increased the ownership interest of Neptune in Acasti by 3.67% and resulted in an increase of the non-controlling interest of $5,903,370. The subsidiary incurred share issue costs of $29,000.

(iv)
On December 3, 2013, Acasti closed a public offering issuing 18,400,000 units (“Units”) at a price of US$1.25 per Unit for gross proceeds of $24,492,700 (US$23,000,000) including Neptune’s participation. Each Unit consists of one Class A share and one Class A Share purchase warrant (“Warrant”) of Acasti. Each Warrant entitles the holder to purchase one Class A share of Acasti at an exercise price of US$1.50, subject to adjustment, at any time until December 3, 2018. Neptune acquired 592,500 Units at a price of US$1.25 per unit under the offering, for a total consideration of $788,692 (US$740,625).

The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering excluding Neptune’s participation totalling $23,704,008 are required to be split between the Derivative warrant liabilities and the residual recognized in equity as shareholder contributions to the subsidiary at the time of issuance of the Units. The fair value of the 17,807,500 Derivative warrant liabilities not owned by Neptune at the time of issuance was determined to be $10,330,336 and the residual of the proceeds was recognized in equity. Total issue costs related to this transaction amounted to $2,539,500. The issue costs have been allocated between the Warrants and the equity contribution. The portion allocated to the Warrants of $1,117,380 was recognized in finance costs whereas the portion allocated to the equity contribution was recognized as a reduction of the equity contribution. This transaction caused the ownership interest of Neptune in Acasti to decrease by 10% and resulted in an increase of the non-controlling interest of $8,266,839.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 28, 2014	December 3, 2013

Exercise price	US$1.50	US$1.50
Share price	$1.27	$1.23
Dividend	–	–
Risk-free interest	1.41%	1.40%
Estimated life	4.76 years	5.00 years
Expected volatility	66.47%	67.62%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests (continued):

(a)	Acasti (continued):

The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014. Changes in the fair value of the non-Neptune owned Warrants are recognized in finance costs.

(v)
On January 15, 2014, Acasti released 259,249 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(709,914).

(vi)
On February 7, 2014, Acasti closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 1,616,542 Units at $1.33 per Unit. Each Unit consists of one Class A share and one Class A Share purchase warrant of Acasti. Each warrant entitles the holder to purchase one Class A Share of Acasti at an exercise price of $1.60, subject to adjustment, at any time until December 3, 2018. The warrants are equity-classified for accounting purposes. Total issue costs related to this transaction amounted to $82,395. Total net proceeds are allocated to equity. The ownership interest of Neptune in Acasti decreased by 1% and resulted in an increase of the non-controlling interest of $1,287,456.

During the year ended February 28, 2013, the Corporation’s participation in Acasti changed as follows:

(vii)
The Corporation acquired on the market 208,200 shares of Acasti at an average price of $2.01 and disposed of 150,000 shares of Acasti at an average price of $2.28. The impact of these acquired shares on the non-controlling interest amounts to $(7,003).

(viii)
Various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 470,650 shares by Acasti and cash proceeds in Acasti of $229,477 and additional consideration in Neptune of $17,519, for a total of $246,996. The impact of these warrants and options exercised on the non-controlling interest amounts to $135,885.

The following summarizes the effect of changes in the Corporation’s ownership interest in Acasti:

	2014	2013

Corporation’s ownership interest at the beginning of the year	$5,364,035	$9,758,079
Changes in Corporation’s ownership interest	16,502,886	100,595
Share of comprehensive loss	(7,754,731)	(4,494,639)
Corporation’s ownership interest at the end of the year	$14,112,190	$5,364,035

(b)	NeuroBioPharm:

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in contributed surplus.

During the year ended February 28, 2014, the Corporation’s participation in NeuroBioPharm changed as follows:

(i)
Various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 624 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $256 and additional consideration in Neptune of $211 for a total of $467. The impact of these warrants exercised on the non-controlling interest amounts to $(534).

(ii)
On January 15, 2014, NeuroBioPharm released 196,749 share bonus awards to board members, executive officers, employees and consultants under the NeuroBioPharm share bonus plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(314,132).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests (continued):

(b)	NeuroBioPharm (continued):

During the year ended February 28, 2013, the Corporation’s participation in NeuroBioPharm changed as follows:

(iii)
The Corporation distributed 2,000,000 units of NeuroBioPharm to holders of common shares of Neptune by a way of dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one Class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants. Each full warrant entitles its holder to purchase one Class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise. The impact of this distribution on the non-controlling interest amounts to $(3,509,465).

The class A subordinate voting shares of NeuroBioPharm were determined to have a value of $0.10 per share, as per the conversion that occurred on April 12, 2011. The series 2011-1 warrants were determined to have a value of $0.0011 per warrant, using the Black-Scholes model and using the following assumptions:

Exercise price	$0.75
Share price	$0.10
Dividend	‒
Risk-free interest	1.06%
Estimated life	1.45 years
Expected volatility	75%

(iv)
Various holders of NeuroBioPharm warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 1,872 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $749 and additional consideration in Neptune of $361 for a total of $1,110. The impact of these warrants and options exercised on the non-controlling interest amounts to $(2,381).

The following summarizes the effect of changes in the Corporation’s ownership interest in NeuroBioPharm:

	2014	2013

Corporation’s ownership interest at the beginning of the year	$(11,969,221)	$(14,027,851)
Changes in Corporation’s ownership interest	314,921	3,512,595
Share of comprehensive loss	(963,801)	(1,453,965)
Corporation’s ownership interest at the end of the year	$(12,618,101)	$(11,969,221)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests (continued):

(c)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or its subsidiaries, Acasti and NeuroBioPharm:

		February 28, 2014		February 28, 2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 18 (d))	4,911,000	$3,563,263	5,216,250	$2,915,611
Restrictive share units (note 18 (e))	775,001	943,320	–	–
Rights over series 4 warrants (note 18 (f))	–	–	5,314,850	370,735
Call-options (note 18 (g))	7,103,750	2,429,813	2,175,000	404,783	*
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	100,400
	13,539,751	7,343,084	13,456,100	4,097,817

NeuroBioPharm Inc.
Stock options plan (note 18 (h))	485,000	14,791	461,250	13,704
Share bonus plan (note 18 (i))	584,501	24,685	–	–
Rights over series 2011-2 warrants (note 18 (j))	1,521,250	18,484	1,550,000	14,295
Rights over series 2011-3 warrants (note 18 (j))	5,895,668	166,798	6,183,176	166,630
Call-options (note 18 (k))	3,970,000	5,826	2,250,000	1,894	*
	12,456,419	230,584	10,444,426	196,523

	25,996,170	$7,573,668	23,900,526	$4,294,340

*
During the year ended February 28, 2014, the Corporation revised the comparative 2013 amounts to reflect an immaterial correction by reducing Contributed surplus and increasing Subsidiary warrants and options, in the amount of $406,677.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

14.	Non-controlling interests (continued):

(c)	Subsidiary options, call-options and warrants (continued):

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		February 28, 2014		February 28, 2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014
liability classified (note 14 (a)(iv))
(592,500 held by Neptune)	18,400,000	$10,821,413	–	$–
Series 9 - Private placement warrants
2014 (note 14 (a)(vi))	1,616,542	–	–	–
	20,016,542	10,821,413	–	–

NeuroBioPharm Inc.
Series 2011-1 warrants (1,940,000 held by Neptune
as at February 28, 2014 and 2013)	5,997,504	–	5,998,128	–
Series 2011-2 warrants (1,894,324 held by Neptune
as at February 28, 2014 and 1,865,574 as at
February 28, 2013)	1,928,825	–	1,900,075	–
Series 2011-3 warrants (374,005 held by Neptune
as at February 28, 2014 and 1,786,497 as at
February 28, 2013)	2,154,507	–	1,866,999	–
	10,080,836	–	9,765,202	–

	30,097,378	$10,821,413	9,765,202	$–

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allowed the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2013. All warrants have been exercised during the year ended February 28, 2014 (refer to notes 14(a)(i) and (ii) and 18 (f)).

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation’s shares on a recognized stock exchange; or (ii) on April 12, 2015. 624 warrants have been exercised during the year ended February 28, 2014 (refer to note 14 (b)(i)). On March 18, 2014, the term of the warrants was extended from April 12, 2014 to April 12, 2015.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

15.	Plant explosion:

On November 8, 2012, an explosion and fire destroyed the Corporation’s production plant. The incident completely destroyed the Corporation’s current production plant that was in operation in Sherbrooke, but damages at the expansion facility under construction adjacent to the plant were limited. The Corporation’s inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation set up a charitable fund to provide assistance to the employees and families affected by the incident. The fund has permitted the payment of certain employee salaries on an interim basis after the incident.

The estimated impairment losses and costs related to the plant explosion for the years ended are detailed as follows:

	February 28, 2014	February 28, 2013

Impairment loss related to inventories destroyed	$–	$2,257,566
Impairment loss related to property, plant and equipment destroyed	1,253,188	6,395,595
Site restoration costs	21,937	867,557
Contribution to victims’ fund	39,787	212,783
Other costs	32,887	357,722
	$1,347,799	$10,091,223

The costs above reflect management’s best estimates based on the information available as at the date these consolidated financial statements were authorized for issuance (May 21, 2014) and are subject to change as new developments occur in the future in connection with the Corporation’s reconstruction of the plant, including environmental, legal, site restoration costs, and government-related matters.

The impairment loss recognized during the current period results from the identification by management, through the ongoing process of finalizing reconstruction of the plant and insurance claims, of building components and laboratory and plant equipment which will no longer be recoverable.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. The claims are still in negotiations with the insurers. The Corporation recognizes insurance recoveries when it has the unconditional right to receive the compensation.

During the year ended February 28, 2014, the Corporation recognized insurance recoveries for an amount of $11,554,267 ($6,000,000 during the year ended February 28, 2013) recorded as other income, representing part of the total compensation expected to be received once the Corporation completes and settles its claims with its insurers. Of the amount recognized in 2014, $5,593,442 remains to be received at February 28, 2014 and has been received in May 2014.

16.	Personnel expenses:

	February 28, 2014	February 28, 2013

Salaries and other short-term employee benefits	$7,189,580	$8,245,631
Share-based compensation	10,684,115	6,046,729
	$17,873,695	$13,984,708

Share-based compensation does not include $1,974,471 (2013 - $1,664,781) of compensation to consultants.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

17.	Finance income and finance costs:

(a)	Finance income:

	February 28, 2014	February 28, 2013

Interest income	$100,862	$149,150
Finance income	$100,862	$149,150

(b)	Finance costs:

	February 28, 2014	February 28, 2013

Interest charges	$(88,041)	$(160,276)
Subsidiary warrant issue costs (note 14 (a))	(1,117,380)	–
Change in fair value of derivative warrant liabilities (note 14 (a))	(491,077)	(239,935)
Finance costs	$(1,696,498)	$(400,211)

18.	Share-based payments:

Description of the share-based payment arrangements:

At February 28, 2014, the Corporation has the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2014		2013
	Weighted		Weighted
	average exercise price	Number of options	average exercise price	Number of options

Options outstanding, beginning of year	$2.95	8,115,418	$2.46	3,768,000
Granted	3.11	1,640,000	3.23	5,520,000
Forfeited	3.18	(457,750)	3.13	(513,500)
Expired	2.36	(146,250)	–	–
Exercised	1.88	(1,098,500)	2.38	(659,082)
Options outstanding, end of year	$3.16	8,052,918	$2.95	8,115,418

Exercisable options, end of year	$3.18	5,362,498	$2.65	3,549,151

				2014

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$2.50 - $3.00	1.28	4,256,250	2,953,750	$2.81
$3.01 - $3.50	1.59	3,061,668	1,762,918	3.26
$3.51 - $4.00	1.28	135,000	87,500	3.94
$4.01 - $4.50	1.59	250,000	208,330	4.48
$4.51 - $5.00	1.49	350,000	350,000	5.00
	1.41	8,052,918	5,362,498	$3.18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2014	2013

Exercise price	$3.11	$3.23
Share price	$2.94	$3.06
Dividend	‒	‒
Risk-free interest	0.50%	1.15%
Estimated life	1.99 years	2.71 years
Expected volatility	64.42%	65.18%

The weighted average fair value of the options granted to employees during the year ended February 28, 2014 is $1.16 (2013 -$1.15). The weighted average fair value of the options granted to non-employees during the year ended February 28, 2014 is $0.69 (2013 - $1.38).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $3.35 (2013 - $3.94). An amount of $828,035 was reclassified to share capital on exercise of these options.

Stock-based compensation recognized under this plan amounted to $4,338,534 for the year ended February 28, 2014 (2013 - $5,093,823).

(b)	Equity incentive plan of the Corporation:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation which was subject to the approval of the TSX and the shareholders of the Corporation. The plan was subsequently approved by the TSX and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants of the group a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year was $3.32 per unit.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(b)	Equity incentive plan of the Corporation (continued):

Number of RSU

Outstanding at March 1, 2013	‒
Granted	1,191,000
Released	(425,332)
Forfeited	(25,750)
Outstanding at February 28, 2014	739,918

During the year ended February 28, 2014, 425,332 RSUs granted for past services have been released. The fair value of these RSUs of $3.32 per unit, totalling $1,412,102, has been reclassified from contributed surplus to share capital upon release.

Stock-based compensation recognized under this plan amounted to $2,753,070 for the year ended February 28, 2014.

(c)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation are settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the year ended February 28, 2014, an amount of $1,220,926, representing the fair value of the services received, is presented in the share-based payment expense. During the year ended February 28, 2014, the Corporation issued 275,163 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $885,204 was reclassified from contributed surplus to share capital.

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On June 27, 2013, the subsidiary’s shareholders approved the renewal of the Acasti stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the subsidiary’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the subsidiary’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(d)	Acasti stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2014		2013
	Weighted		Weighted
	average exercise price	Number of options	average exercise price	Number of options

Options outstanding, beginning of year	$1.55	5,216,250	$1.15	3,347,500
Granted	2.23	297,500	2.14	2,350,000
Exercised	1.37	(296,500)	1.20	(117,500)
Forfeited	2.06	(306,250)	1.80	(363,750)
Options outstanding, end of year	$1.57	4,911,000	$1.55	5,216,250

Options exercisable, end of year	$1.39	3,412,165	$1.14	2,421,832

				2014

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$0.25 - $1.00	4.64	682,500	682,500	$0.25
$1.01 - $1.50	2.30	1,991,250	1,701,250	1.40
$1.51 - $2.00	0.76	115,000	100,000	1.80
$2.01 - $2.50	2.93	2,051,000	893,415	2.13
$2.51 - $2.75	1.90	71,250	35,000	2.75
	2.85	4,911,000	3,412,165	$1.39

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(d)	Acasti stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2014	2013

Exercise price	$2.23	$2.14
Share price	$1.88	$2.13
Dividend	–	‒
Risk-free interest	1.11%	1.32%
Estimated life	2.49 years	4.04 years
Expected volatility	64.81%	71.48%

The weighted average fair value of the options granted to employees during the year ended February 28, 2014 is $0.67 (2013 - $1.14). No options were granted to non-employees during the years ended February 28, 2014 and 2013.

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $3.77 (2013 - $2.44).

Stock-based compensation recognized under this plan amounted to $945,475 for the year ended February 28, 2014 (2013 - $1,996,007). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(e)	Equity incentive plan of Acasti:

In May 2013, the Board of Directors of Acasti approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX Venture and the shareholders of Acasti. The plan was subsequently approved by the TSX Venture and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, Acasti granted to board members, executive officers, employees and consultants of the group a total of 1,060,000 Restrictive Share Units (‘’RSUs’’) under the Acasti equity incentive plan. Acasti RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Acasti. Performance objectives are based in part on Acasti’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the year was $2.89 per unit.

Number of RSU

Outstanding at March 1, 2013	‒
Granted	1,060,000
Released	(259,249)
Forfeited	(25,750)
Outstanding at February 28, 2014	775,001

Stock-based compensation recognized under this plan amounted to $1,692,550 for the year ended February 28, 2014. The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(f)	Incentive rights over Acasti warrants:

From time to time, the Corporation has awarded incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti. The rights vested gradually. All were subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

		2014		2013
	Weighted		Weighted
	average exercise price	Number of rights	average exercise price	Number of rights

Rights outstanding, beginning of year	$0.33	5,314,850	$0.33	5,715,500
Forfeited	–	–	0.50	(10,000)
Exercised	0.44	(2,161,100)	0.31	(390,650)
Awards replaced (note 18 (g))	0.26	(3,153,750)	–	–
Rights outstanding, end of year	$–	–	$0.33	5,314,850

Rights exercisable, end of year	$–	–	$0.33	5,273,600

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $2.46 (2013 - $2.33).

Stock-based compensation recognized under this plan amounted to $1,471 for the year ended February 28, 2014 (2013 - $164,330). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(g)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

		2014		2013
	Weighted		Weighted
	average exercise price	Number of call-options	average exercise price	Number of call-options

Call-options outstanding, beginning of year	$2.75	2,175,000	$–	–
Granted (i)	3.00	1,975,000	2.75	2,345,000
Forfeited	2.88	(200,000)	2.75	(170,000)
Granted on replacement of awards (ii)	0.26	3,153,750	–	–
Call-options outstanding, end of year	$1.71	7,103,750	$2.75	2,175,000

Call-options exercisable, end of year	$1.12	4,731,914	$–	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(g)	Acasti call-options (continued):

				2014

	Call-options outstanding		Exercisable call-options
Exercise price	Weighted remaining contractual life outstanding	Number of call-options outstanding	Weighted number of call-options exercisable	Weighted average exercise price

$0.25 - $1.50	3.59	3,153,750	3,153,750	$0.25
$1.51 - $3.00	2.17	3,950,000	1,578,164	$2.83
	2.80	7,103,750	4,731,914	$1.12

(i)
On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions which are met on February 28, 2014.

(ii)
On October 1, 2013, Neptune issued to certain employees, officers and directors of the Group (the ‘’Employees’’), 3,153,750 options to purchase Acasti class A common shares that Neptune holds in Acasti (the ‘’Call-Options’’), each Call-Options allowing its holder to purchase one Acasti class A common share from Neptune at an exercise price between $0.25 and $0.50 per share prior to October 1, 2017. Previously, Neptune had granted rights over 3,153,750 Neptune owned series 4 Acasti warrants (the ‘’Warrants’’) to the same Employees, each Warrant allowing its holder to purchase one Acasti class A common share at an exercise price between $0.25 and $0.50 per share prior to October 8, 2013 (refer to (f) above).

For accounting purposes, management identified the grant of Call-Options as a replacement award. As a result, the transaction is accounted for in accordance with the modification accounting guidance of IFRS 2, Share-based payment. The difference between the fair value of the Warrants and the Call-Options at the date of modification, in the amount of $81,716, is considered beneficial to the Employees as the maturity is effectively extended by four years and is expensed at the modification date since the Call-Options are fully vested on issuance. This amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the years ended:

	2014	2013

Exercise price	$3.00	$2.75
Share price	$2.89	$2.69
Dividend	‒	‒
Risk-free interest	1.26%	1.13%
Estimated life	2.45 years	2.89 years
Expected volatility	62.63%	82.25%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(g)	Acasti call-options (continued):

The weighted average fair value of the call-options granted to employees during the year ended February 28, 2014 is $1.08 (2013 - $1.39). No call-options were granted to non-employees during the years ended February 28, 2014 and 2013.

Stock-based compensation recognized under the December 3, 2012 call-option plan amounted to $1,571,107 for the year ended February 28, 2014 (2013 - $404,783). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

Share-based payments on shares of the subsidiary NeuroBioPharm:

(h)	NeuroBioPharm stock option plan:

On May 25, 2011, the Board of Directors of NeuroBioPharm approved the establishment of a stock option plan for directors, executive officers, employees and consultants of the group. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years. The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the NeuroBioPharm’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2014		2013
	Weighted		Weighted
	average exercise price	Number of options	average exercise price	Number of options

Options outstanding, beginning of year	$0.50	461,250	$0.50	496,250
Granted	1.00	35,000	–	–
Forfeited	0.50	(11,250)	0.50	(35,000)
Options outstanding, end of year	$0.54	485,000	$0.50	461,250

Options exercisable, end of year	$0.50	450,000	$0.50	345,942

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(h)	NeuroBioPharm stock option plan (continued):

				2014

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$0.50 - $0.75	2.24	450,000	450,000	$0.50
$0.76 - $1.00	2.68	35,000	–	–
	2.27	485,000	450,000	$0.50

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year ended:

2014

Exercise price	$1.00
Share price	$0.10
Dividend	‒
Risk-free interest	1.25%
Estimated life	2.48 years
Expected volatility	69.46%

The weighted average fair value of the options granted to employees during the year ended February 28, 2014 is negligible. No options were granted to non-employees during the years ended February 28, 2014 and 2013.

Stock-based compensation recognized under this plan amounted to $1,088 for the year ended February 28, 2014 (2013 - $3,567). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(i)	Share bonus plan of NeuroBioPharm:

In May 2013, the Board of Directors of NeuroBioPharm approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX and the shareholders of NeuroBioPharm. The plan was subsequently approved by the TSX and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors of NeuroBioPharm. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(i)	Share bonus plan of NeuroBioPharm (continued):

On June 27, 2013, NeuroBioPharm granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (‘’SBAs’’). NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance. The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the SBAs granted during the year was $0.10 per unit.

Number of SBA

Outstanding at March 1, 2013	‒
Granted	832,000
Released	(196,749)
Forfeited	(50,750)
Outstanding at February 28, 2014	584,501

Stock-based compensation recognized under this plan amounted to $44,360 for the year ended February 28, 2014. The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(j)	Incentive rights over NeuroBioPharm warrants:

From time to time, the Corporation awards incentive rights to employees over Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

		2014		2013
	Weighted		Weighted
	average exercise price	Number of rights	average exercise price	Number of rights

Rights outstanding, beginning of year	$0.54	7,733,176	$0.51	7,023,427
Forfeited	0.64	(526,258)	0.71	(165,251)
Granted	0.78	210,000	0.75	875,000
Rights outstanding, end of year	$0.53	7,416,918	$0.54	7,733,176

Rights exercisable, end of year	$0.52	6,934,918	$0.50	6,592,743

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(j)	Incentive rights over NeuroBioPharm warrants (continued):

				2014

	Rights outstanding		Exercisable rights
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	rights	rights	exercise
price	outstanding	outstanding	exercisable	price

$0.40 - $0.50	2.12	3,688,367	3,688,367	0.41
$0.51 - $0.83	2.12	3,728,551	3,246,551	0.64
	2.12	7,416,918	6,934,918	$0.52

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the years ended:

	2014	2013

Exercise price	$0.78	$0.75
Share price	$0.10	$0.10
Dividend	‒	‒
Risk-free interest	0.76%	1.21%
Estimated life	2.38 years	2.95 years
Expected volatility	67.71%	73.30%

The weighted average fair value of the rights granted to employees during the year ended February 28, 2014 is $0.01 (2013 - $0.01). No rights were granted to non-employees during the years ended February 28, 2014 and 2013.

Stock-based compensation recognized under this plan amounted to $4,357 for the year ended February 28, 2014 (2013 - $47,106). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(k)	NeuroBioPharm call-options:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions which are met on February 28, 2014.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(k)	NeuroBioPharm call-options (continued):

The number and weighted average exercise price of call-options on NeuroBioPharm shares are as follows:

		2014			2013
	Weighted		Weighted
	average exercise price	Number of call-options	average exercise price		Number of call-options

Call-options outstanding, beginning of year	$0.75	2,250,000	$	‒	‒
Granted	1.00	1,925,000		0.75	2,500,000
Forfeited	0.88	(205,000)		0.75	(250,000)
Call-options outstanding, end of year	$0.86	3,970,000		$0.75	2,250,000

Call-options exercisable, end of year	$0.83	1,596,498	$	‒	‒

2014

	Call-options outstanding		Exercisable call-options
Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	call-options	call-options	exercise
price	outstanding	outstanding	exercisable	price

$0.75 - $1.00	2.08	3,970,000	1,596,498	$0.83

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the years ended:

	2014	2013

Exercise price	$1.00	$0.75
Share price	$0.10	$0.10
Dividend	‒	‒
Risk-free interest	1.26%	1.12%
Estimated life	2.45 years	2.89 years
Expected volatility	71.19%	64.71%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

18.	Share-based payments (continued):

(k)	NeuroBioPharm call-options (continued):

The weighted average fair value of the call-options granted to employees during the year ended February 28, 2014 is negligible (2013 - negligible). The weighted average fair value of the call-options granted to non-employees during the year ended February 28, 2014 is negligible. No call-options were granted to non-employees during the year ended February 28, 2013.

Stock-based compensation recognized under this plan amounted to $3,932 for the year ended February 28, 2014 (2013 - $1,894). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

19.	Income taxes:

Deferred tax expense:

	2014	2013

Origination and reversal of temporary differences	$2,459,358	$5,140,189
Change in unrecognized deductible temporary differences	(2,459,358)	(4,140,189)
Deferred tax expense	$–	$1,000,000

Reconciliation of effective tax rate:

	2014	2013

Loss before income taxes	$(22,237,472)	$(18,962,466)

Income tax at the combined Canadian statutory rate	$(5,981,880)	$(5,100,903)
Increase (decrease) resulting from:
Change in unrecognized deductible temporary differences	2,459,358	4,140,189
Non-deductible stock-based compensation	3,405,160	2,074,396
Permanent differences and other	117,362	(113,682)
Total tax expense	$–	$1,000,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

19.	Income taxes (continued):

Recognized deferred tax assets and liabilities:

At February 28, 2014 and 2013, deferred tax assets and liabilities are attributable to the following:

			2014			2013
	Assets	Liabilities	Net	Assets	Liabilities	Net

Tax losses carried forward	$4,722,000	$–	$4,722,000	$1,614,000	$–	$1,614,000
Insurance recovery	–	(4,722,000)	(4,722,000)	–	(1,614,000)	(1,614,000)
Property, plant and equipment	357,000	–	357,000	–	–	–
Tax credits	–	(357,000)	(357,000)	–	–	–
Tax assets (liabilities)	5,079,000	(5,079,000)	–	1,614,000	(1,614,000)	–

Set off tax	(5,079,000)	5,079,000	–	(1,614,000)	1,614,000	–
Net tax assets (liabilities)	$–	$–	$–	$–	$–	$–

During the year ended February 28, 2013, as a result of the plant explosion, the Corporation reassessed the recoverability of the deferred tax asset recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of this asset was no longer met and derecognized the deferred tax asset in the amount of $1,000,000 at February 28, 2013. The realization of this asset will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

Unrecognized deferred tax assets:

At February 28, 2014 and 2013, deferred tax assets, which have not been recognized in these consolidated financial statements because the criteria for recognition of these assets were not met, were as follows:

	2014	2013

Tax losses carried forward	$3,812,000	$2,961,000
Research and development expenses	4,622,000	3,307,000
Property, plant and equipment and intangible assets	2,977,000	2,659,000
Other deductible temporary differences	1,281,000	949,000
Unrecognized deferred tax assets	$12,692,000	$9,876,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

19.	Income taxes (continued):

As at February 28, 2014, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income were as follows:

	Federal	Provincial

Tax losses carried forward
2034	$14,456,000	$13,809,000
	$14,456,000	$13,809,000

Research and development expenses, without time limitation	$14,576,000	$20,471,000

Other deductible temporary differences, without time limitation	$15,643,000	$15,917,000

20.	Earnings (loss) per share:

The calculation of basic loss per share at February 28, 2014 was based on the net loss attributable to owners of the Corporation of $16,640,006 (2013 - $16,770,358), and a weighted average number of common shares outstanding of 60,820,080 (2013 - 54,071,185).

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

21.	Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2014, the Corporation had thirty trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 68% (five customers represented 88% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

21.	Financial instruments (continued):

(a)	Credit risk (continued):

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective to some extent in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and 2013 were as follows:

	February 28, 2014	February 28, 2013

Current	$1,161,935	$1,952,615
Past due 0-30 days	530,287	2,737,217
Past due 31-120 days	741,090	298,519
Past due over 121 days	5,064,012	877,234
Trade receivables	7,497,324	5,865,585

Less allowance for doubtful accounts	(2,566,410)	(325,853)
	$4,930,914	$5,539,732

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected.

During the year ended February 28, 2014, the Corporation recorded a bad debt expense of $2,193,000 related to one significant customer, for which total trade receivable due at February 28, 2014 is $4,365,000.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

21.	Financial instruments (continued):

(a)	Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	February 28, 2014	February 28, 2013

Balance, beginning of year	$325,853	$84,724
Bad debt expenses	2,242,746	241,697
Write-off against reserve	(2,189)	(568)
Balance, end of year	$2,566,410	$325,853

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 86% of the Corporation’s revenues are in US dollars, and 12% are in euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the euro in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014

	US$	EURO

Cash	2,905,646	12,909
Short-term investments	15,504,707	–
Trade and other receivables	9,592,046	953,708
Trade and other payables	(3,084,858)	(89,931)
Advance payments	–	(630,713)
	24,917,541	245,973

	February 28, 2013

	US$	EURO

Cash	6,249,622	469,913
Trade and other receivables	4,452,680	248,489
Trade and other payables	(3,277,064)	(103,021)
Advance payments	–	(554,895)
	7,425,238	60,486

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

21.	Financial instruments (continued):

(b)	Currency risk (continued):

The following exchange rates are those applicable to the following periods and dates:

		February 28, 2014		February 28, 2013
	Average	Reporting	Average	Reporting

US$ per CAD	1.0466	1.1074	1.0098	1.0314
EURO per CAD	1.3955	1.5290	1.3476	1.3452

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and euro would have increased the net profit as follows, assuming that all other variables remained constant:

		February 28, 2014		February 28, 2013

	US$	EURO	US$	EURO

Increase in net profit	1,245,876	12,299	371,263	3,023

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 28, 2014 and 2013.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2014 would have decreased consolidated net income by $9,244, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

21.	Financial instruments (continued):

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities and other contracts as at February 28, 2014 and 2013:

					February 28,
					2014
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$14,841	$14,841	$14,841	$–	$–
Loans and borrowings *	10,099	13,934	615	10,153	3,166
	$24,940	$28,775	$15,456	$10,153	$3,166

*Includes interest payments to be made at the contractual rate.

Derivatives over the Corporation’s own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

In addition, approximately $630,713 of advance payments at February 28, 2014 may be refundable in the next year if the Corporation fails to meet certain development milestones.

					February 28,
					2013
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$7,985	$7,985	$7,985	$–	$–
Loans and borrowings	1,871	3,045	5	914	2,126
	$9,856	$11,030	$7,990	$914	$2,126

(e)	Short-term investments:

As at February 28, 2014, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments totaling $23,025,951 with maturity dates from May 8, 2014 to February 18, 2015, bearing an interest rate from 0.15% to 1.15% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 28, 2013, short-term investments include four investments totaling $13,720,719 with maturity dates from May 8, 2013 to January 25, 2014, bearing an interest rate from 1.12% to 2.16% per annum, cashable at any time at the discretion of the Corporation under certain conditions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

22.	Operating leases:

The Corporation rents its premises pursuant to operating leases expiring at different dates from December 31, 2013 to September 30, 2022.

During the year ended February 28, 2014, an amount of $642,743 was recognized as an expense in respect of operating leases which is included in general and administrative expenses (2013 - $329,353). Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $87,100 and $104,300, respectively (2013 - $52,350 and $46,100, respectively).

Minimum lease payments for the next five years are $622,793 in 2015, $622,793 in 2016, $425,795 in 2017, $324,417 in 2018, $324,417 in 2019 and $1,162,494 thereafter.

The Corporation also has other operating leases expiring at different dates from February 28, 2015 to April 23, 2017.

During the year ended February 28, 2014, an amount of $10,325 was recognized as an expense in respect of other operating leases which is included in general and administrative expenses. Minimum lease payments under these other operating leases for the next three years are $62,824 in 2015, $10,324 in 2016 and $10,324 in 2017.

23.	Commitments and contingencies:

(a)	Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On or around February 3, 2014, Neptune and Valensa filed dismissals with the Court and the case was closed. There are no pending litigation in Quebec or anywhere else in the world between the Corporation and Valensa.

(ii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. This Complaint against Aker et al. will be dismissed in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. This Complaint against Aker et al. was dismissed on or around April 10, 2014 in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages.This Complaint against Aker et al. was dismissed on or around April 10, 2014 in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

Finally, the Complaint (case 1:09-cv-11946-MLW) filed in 2009 by Neptune et al. against Aker et al. in the District of Massachusetts for the infringement of the Université of Sherbrooke’s US patent licensed to Neptune (US. Pat. 6,800,299) was also dismissed on or around February 11, 2014, as per the terms of the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

23.	Commitments and contingencies (continued):

(a)	Contingencies (continued):

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages.

All the Complaints against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the Settlement agreements reached on April 27, 2014 between Enzymotec and the Corporation.

(iv)
On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. A Notice of Discontinuance was filed by the parties on or around December 17, 2013. The case was dismissed in accordance with the Settlement agreement reached between Aker and the Corporation.

(v)
On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc. (collectively the ‘’Settling Respondents’’). As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date.

Also on September 26, 2013, Neptune signed a strategic non-exclusive krill oil Manufacturing and Supply Agreement with Rimfrost USA, LLC giving the Corporation the right to purchase, at a preferred price, up to 800,000 kg of krill oil during the first three-year term of the renewable agreement.

On or around November 28, 2013, the Corporation, Acasti and Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS (Aker et al.) signed a binding Term Sheet and also signed a settlement and license agreement on or around December 16, 2013, that resulted in the dismissal of all Aker respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Aker and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Aker et al., allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). Aker also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

23.	Commitments and contingencies (continued):

(a)	Contingencies (continued):

On or around December 17, 2013, Neptune, Acasti and Enzymotec filed a joint motion for a stay of the ITC proceeding because of their agreement to a settlement term sheet. On April 27, 2014, Neptune, Acasti and Enzymotec reached a settlement agreement. The Settlement with Enzymotec provides for a dismissal of all Enzymotec respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Enzymotec and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels for the US market are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351), and the royalty levels for the Australian market are dependent on the outcome of a re-examination proceeding before the Australian Patent Office (APO) regarding Neptune’s equivalent Australian composition of matter patent (No. 2002322233). Enzymotec also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO and/or APO decision dates. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015 while the APO’s decision is not expected until Spring 2015.

(vi)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS have been dismissed following the signature of a license settlement agreement with the Corporation on September 26, 2013.

(vii)
On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the then worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The motion was filed in connection with the Court appeal matter that was settled in 2010 between the parties. On June 26, 2013, the University and Neptune reached an agreement wherein inter alia, the parties agreed to the dismissal of the proceedings between and confirmed the assignment of the patents at issue to Neptune.

(viii)
On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

(ix)
On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64,500 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST. No provision has been recorded by the Corporation as at February 28, 2014 for this matter.

(x)
The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

(b)	Commitments:

(i)
In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

23.	Commitments and contingencies (continued):

(b)	Commitments (continued):

(ii)
In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $48,300,000 following the November 8, 2012 incident. The funding is in the form of an interest-free loan in the amount of $3,500,000 with a five-year term, a secured loan of $12,500,000 bearing interest at a rate of 7.0% per annum including a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period, insurance recoveries of $17,554,267 and certain amounts received from settlement agreements relating to intellectual property matters. Some of these financing amounts remain to be disbursed.

As at February 28, 2014, the Corporation signed agreements amounting to approximately $6,186,000 with various suppliers with respect to the plant expansion.

(iii)	In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated some projects that will be conducted over a 12-month period for a total initial cost of $1,044,000, of which an amount of $550,000 has been paid to date.

(iv)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $5,171,000, of which an amount of $3,559,000 has been paid to date. As at February 28, 2014, an amount of $261,000 is included in “Trade and other payables” in relation to these projects.

24.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has measured the fair value of the derivative warrant liability using level 3 methodologies.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the finance lease liabilities, of the secured loan and of the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

24.	Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input. The inputs used in the determination of the fair values of the warrant liabilities are disclosed in note 14 (a)(iv).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $756,176 or a gain of $786,423 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 28, 2014 is presented in the following table:

2014

Balance – beginning of year	$–
Recognition of derivative warrant liabilities	10,330,336
Change in fair value loss recognized in finance costs	491,077
Closing balance	$10,821,413

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

25.	Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its secured loan. At February 28, 2014, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships and collaboration agreements.

The Corporation defines capital as being the total of shareholders’ equity, derivative warrant liabilities and loans and borrowings.

The capital management objectives remain the same as for the previous fiscal period.

The Corporation’s policy is to maintain a minimal level of debt.

As at February 28, 2014, cash amounted to $6,522,366, short-term investments amounted to $23,025,951 and tax credit receivable amounted to $2,031,729 for a total of $31,580,046.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

26.	Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti PharmaInc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

(a)	Information about reportable segments:

Year ended February 28, 2014:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales
and royalties	$18,995,098	$500,875	$–	$–	$19,495,973
Revenue from internal sales,
internal research contracts
or royalties	1,441,762	–	–	(1,441,762)	–
Other income from royalty settlement	5,499,000	–	–	–	5,499,000
Insurance recoveries	11,554,267	–	–	–	11,554,267
Depreciation and amortization	(346,699)	(1,773,837)	(325,300)	2,092,894	(352,942)
Stock-based compensation	(8,229,255)	(3,441,719)	(987,612)	–	(12,658,586)
Plant explosion	(1,347,799)	–	–	–	(1,347,799)
Finance income	121,106	32,256	–	(52,500)	100,862
Finance costs	(87,066)	(1,625,785)	(52,500)	68,853	(1,696,498)
Reportable segment loss	(9,881,179)	(11,611,649)	(2,787,627)	2,042,983	(22,237,472)
Reportable segment assets	112,636,128	45,631,803	3,720,047	(59,763,533)	102,224,445
Reportable segment liabilities	25,476,089	12,352,303	20,950,832	(21,608,041)	37,171,183

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

26.	Operating segments (continued):

(a)	Information about reportable segments (continued):

Year ended February 28, 2013:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales	$25,180,416	$683,196	$–	$–	$25,863,612
Revenue from internal sales or
internal research contracts	804,150	41,000	–	(845,150)	–
Insurance recoveries	6,000,000	–	–	–	6,000,000
Depreciation and amortization	(605,310)	(665,031)	(325,300)	982,444	(613,197)
Stock-based compensation	(5,327,971)	(1,917,219)	(466,320)	–	(7,711,510)
Plant explosion	(10,091,223)	–	–	–	(10,091,223)
Finance income	154,057	47,241	352	(52,500)	149,150
Finance costs	(397,526)	(2,685)	(52,500)	52,500	(400,211)
Income taxes	(1,000,000)	–	–	–	(1,000,000)
Reportable segment loss	(12,038,348)	(6,892,360)	(2,014,202)	982,444	(19,962,466)
Reportable segment assets	77,753,792	12,170,048	4,162,590	(26,593,629)	67,492,801
Reportable segment liabilities	9,926,546	2,446,372	19,593,618	(21,211,767)	10,754,769

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

(b)	Geographic information:

Most of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on destination:

	2014	2013

Canada	$803,007	$3,112,420
United States	10,850,728	8,721,451
France	126,537	877,299
Belgium	2,019,027	622,367
Australia	4,826,404	12,150,056
Other countries	709,016	380,019
	$19,334,719	$25,863,612

There are no individual countries within other countries that accounted for more than 10% of revenue for the years ended February 28, 2014 and 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

26.	Operating segments (continued):

(c)	Information about major customers:

During the year ended February 28, 2014, the Corporation realized sales from the nutraceutical segment amounting to $10,125,523 from three customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 24.7%, 17.5% and 11.6% of consolidated sales.

During the year ended February 28, 2013, the Corporation realized sales from the nutraceutical segment amounting to $12,059,685 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 31.7% and 14.9% of consolidated sales.

27.	Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the year ended February 28, 2014, total royalties included in operating expenses amounted to $436,589 (2013 - $268,046). As at February 28, 2014, the balance due to this corporation under this agreement amounts to $573,589 (February 28, 2013 - $256,734). This amount is presented in the consolidated statements of financial position under ''Accounts payable and accrued liabilities''. Subsequent to year-end, the amounts were fully repaid.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the years ended:

	2014	2013

Short-term employee benefits	$2,087,334	$2,253,740
Share-based compensation costs	6,004,750	3,115,849
	$8,092,084	$5,369,589

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2014 and 2013

28.	Subsequent events:

(a)	Neptune public offering:

On March 6, 2014, Neptune closed the public offering of 11,500,000 common shares at US$2.50 per common share for gross proceeds of US$28.75 million. Total issue costs related to this transaction amount to approximately US$2.3 million.

(b)	Neptune private placement:

On April 4, 2014, Neptune announced the closing of a private placement of $2,503,320 of common shares of Neptune at a price of $2.76 per share, resulting in a total of 907,000 shares being issued. A commission of 6% of the gross proceeds of the private placement was paid.

(c)	Royalty prepayment of NeuroBioPharm:

On March 18, 2014, NeuroBioPharm announced that it will exercise its option embedded in its exclusive technology license agreement with Neptune to pay in advance all future royalties payable under the license agreement. An outside party will conduct an independent valuation to determine the value of the royalty prepayment.

(d)	Resignation of Mr. Henri Harland:

On April 28, 2014, Neptune announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptune. Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract. As of the date of these consolidated financial statements, no agreement has been reached and an estimate of its financial effect cannot be made.

(e)	Resignation of Mr. Frederic Harland

On May 20, 2014, NeuroBioPharm announced the resignation of Mr. Frederic Harland as Chief Financial Officer of NeuroBioPharm.